# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Five9, Inc., CIK 0001288847
CUSIP: 338307101
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 3001 BISHOP DRIVE, 3001 BISHOP DRIVE, SAN RAMON, California (CA), 94583
Date of event which requires filing of this statement: 08/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001361570-25-000007
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 6,569,014; sole dispositive power 6,576,147; aggregate amount beneficially owned 6,576,147 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Five9, Inc.
Address of issuer's principal executive offices: 3001 BISHOP DRIVE, 3001 BISHOP DRIVE, SAN RAMON, California (CA), 94583

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Five9 Inc. on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 371'886'985. The source of the funds comes from our institutional clients' assets.
The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Five9 Inc. as part of its investment strategy, considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and
financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the
Issuer to discuss and promote initiatives that align with these business practices. This engagement is part of the
Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest. The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 6,576,147 shares of Five9 Inc., which represents 8.51% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 6,569,014 shares out of the 6,576,147 shares under management.
Transactions in the class effected during the past sixty days:
In the past sixty days, the following transactions have been done:

Date Type Quantity Price Exchange
06.08.2025 BUYL 6088 25.8551 The NASDAQ Stock Exchange
06.08.2025 BUYL 37316 25.9873 The NASDAQ Stock Exchange
06.08.2025 BUYL 2896 25.9873 The NASDAQ Stock Exchange
06.08.2025 BUYL 330721 25.9873 The NASDAQ Stock Exchange
06.08.2025 BUYL 53961 25.8551 The NASDAQ Stock Exchange
06.08.2025 BUYL 472 25.8551 The NASDAQ Stock Exchange
05.08.2025 BUYL 2781 25.4018 The NASDAQ Stock Exchange
05.08.2025 BUYL 5843 25.2677 The NASDAQ Stock Exchange
05.08.2025 BUYL 3730 25.4646 The NASDAQ Stock Exchange
05.08.2025 BUYL 13432 25.9004 The NASDAQ Stock Exchange
05.08.2025 BUYL 646 25.4018 The NASDAQ Stock Exchange
05.08.2025 BUYL 899 25.9004 The NASDAQ Stock Exchange
05.08.2025 BUYL 119193 25.9004 The NASDAQ Stock Exchange
05.08.2025 BUYL 456 25.4645 The NASDAQ Stock Exchange
05.08.2025 BUYL 32895 25.4645 The NASDAQ Stock Exchange
05.08.2025 BUYL 52246 25.2677 The NASDAQ Stock Exchange
05.08.2025 BUYL 24238 25.4018 The NASDAQ Stock Exchange
31.07.2025 BUYL 979 27.2284 The NASDAQ Stock Exchange
29.07.2025 SELLL 1692 29.234 The NASDAQ Stock Exchange
21.07.2025 BUYL 3402 27.4689 The NASDAQ Stock Exchange
07.07.2025 BUYL 1943 27.8897 The NASDAQ Stock Exchange
07.07.2025 BUYL 239326 27.8897 The NASDAQ Stock Exchange
27.06.2025 BUYL 694 26.7961 The NASDAQ Stock Exchange
27.06.2025 BUYL 87712 26.7961 The NASDAQ Stock Exchange
26.06.2025 BUYL 83162 26.6531 The NASDAQ Stock Exchange
26.06.2025 BUYL 996 26.6531 The NASDAQ Stock Exchange
11.06.2025 BUYL 116159 29.0344 The NASDAQ Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Five9 Inc., other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Five9 Inc. is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Five9 Inc., other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Global Head of Compliance (08/11/2025)